SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 01, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

01 November 2013

Smith & Nephew plc (the "Company") announces that it has been advised of the following transactions by Directors / persons discharging managerial responsibility ("PDMRs") as detailed in the table below:

1. PURCHASE OF SHARES ON EXERCISE OF OPTION UNDER THE SMITH & NEPHEW SHARESAVE PLAN

Name of Director:	Exercise Date:	Plan:	No. of Ordinary Shares purchased on exercise:	Option price per Ordinary Share:	No. of Ordinary Shares disposed:	Total holding following notification:

Roger Teasdale	01 November 2013	Smith & Nephew ShareSave Plan	390	461p per share	0	71,585

Notes

i)           The total percentage holding following notification is less than 0.1%.
ii)          The transactions took place in London, UK.
iii)         This announcement is made in accordance with the requirements of DTR 3.1.4 (1) (a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 01, 2013

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary